02 JUN -6 AM 11:10

RWE

File No. 82-4018
May 30, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -

02034595

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Müller)
or 0049 201 12 15152 (Dr. Telkamp).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

RWE
Aktiengesellschaft

- Dr. Müller - - Dr. Telkamp -

6/18

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

RWE

Notice in Accordance with Sec. 15 of the Securities Trading Act of RWE AG, Essen

- The sender is solely responsible for the contents of this notice -

Harry Roels to be new Executive Board Chairman of RWE

Essen, May 30, 2002

At its meeting of May 30, 2002, the Supervisory Board of RWE AG unanimously elected Mr. Harry Roels as a member of the Executive Board and appointed him as Chairman of the Executive Board, effective as of February 1, 2003. Mr. Roels will be the successor to Dr. Dietmar Kuhnt, who is retiring on February 28, 2003 after more than eight years at the helm of RWE.

Mr. Roels is 53 years old and was born in the Netherlands. After holding a wide range positions in the Royal Dutch/Shell Group, Mr. Roels became in 1999 a Member of the Board of Management of Royal Dutch Petroleum Company and the Royal Dutch/Shell Group of Companies, where he was responsible for Group Strategy and Planning, most recently for the Gas and Power Business.

Mr. Roels has over 30 years of international experience and is an expert in the field of energy.